UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934



                                  Gateway, Inc.
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                    367626108
                                 (CUSIP Number)


                                October 23, 2004
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)

|X|      Rule 13d-1(c)

|_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


=================================================================== ============

CUSIP No. 367626108                                            Page 2 of 8 Pages

=================================================================== ============
========= ======================================================================

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    Time Warner Inc.
                    13-4099534

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            a|_|

                                                                       b|_|

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

3         SEC USE ONLY


--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware

========= ======================================================================


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

5   SOLE VOTING POWER                     0

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

6   SHARED VOTING POWER                   24,963,309 1

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

7   SOLE DISPOSITIVE POWER                0

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

8   SHARED DISPOSITIVE POWER              24,963,309 1

================================ ========= =====================================
=========== ====================================================================

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON         24,963,309 1

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    |_|

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     6.2% 1

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

12  TYPE OF REPORTING PERSON*                                                 HC

=========== ====================================================================

1 Calculated pursuant to Rule 13d-3(d). The percentage is based on the number of shares of Common Stock of Gateway, Inc. ("Gateway") outstanding on August 2, 2004 as reported in Gateway's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004. The 24,963,309 shares beneficially owned by the Reporting Persons include 2,725,026 shares of Common Stock and 22,238,283 shares of Common Stock, which is the maximum number of shares of Common Stock issuable upon the automatic conversion of 50,000 shares of Series A Preferred Stock on December 22, 2004. The 24,963,309 shares beneficially owned do not include 5,938,947 shares of Common Stock issuable upon conversion of 50,000 shares of Series C Preferred Stock. See Item 4 for additional information regarding the terms of conversion of the Series A and Series C Preferred Stock.

                                  SCHEDULE 13G


=================================================================== ============

CUSIP No. 367626108                                            Page 3 of 8 Pages

=================================================================== ============
========= ======================================================================

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                     America Online, Inc.
                     54-1322110

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            a|_|

                                                                       b|_|

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

3         SEC USE ONLY


--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware

========= ======================================================================
================================ ========= =====================================


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH


5   SOLE VOTING POWER                     0
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

6   SHARED VOTING POWER                   24,963,309 1

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

7   SOLE DISPOSITIVE POWER                0

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

8   SHARED DISPOSITIVE POWER              24,963,309 1

================================ ========= =====================================
=========== ====================================================================

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON         24,963,309 1

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    |_|

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     6.2% 1

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

12  TYPE OF REPORTING PERSON*                                                 CO

=========== ====================================================================

1 Calculated pursuant to Rule 13d-3(d). The percentage is based on the number of shares of Common Stock of Gateway outstanding on August 2, 2004 as reported in Gateway's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004. The 24,963,309 shares beneficially owned by the Reporting Persons include 2,725,026 shares of Common Stock and 22,238,283 shares of Common Stock, which is the maximum number of shares of Common Stock issuable upon the automatic conversion of 50,000 shares of Series A Preferred Stock on December 22, 2004. The 24,963,309 shares beneficially owned do not include 5,938,947 shares of Common Stock issuable upon conversion of 50,000 shares of Series C Preferred Stock.
See Item 4 for additional information regarding the terms of conversion of the Series A and Series C Preferred Stock.

CUSIP No. 367626108                                            Page 4 of 8 Pages


Item 1(a)         Name of Issuer

                           Gateway, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                           14303 Gateway Place, Poway, CA 92064

Item 2(a)         Name of Person Filing:

                           Time Warner Inc.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                           One Time Warner Center, New York, NY 10019

Item 2(c)         Citizenship:

                           Delaware

Item 2(d)         Title of Class of Securities:

                           Common Stock, par value $0.01 per share

Item 2(e)         CUSIP Number:

                           367626108

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

     (a)          |_| Broker or dealer registered under Section 15 of the Act.

     (b)          |_| Bank as defined in Section 3(a)(6) of the Act.

     (c)          |_| Insurance company as defined in Section 3(a)(19) of
                      the Act.

     (d)          |_| Investment company registered under Section 8 of the
                      Investment Company Act of 1940.

     (e)          |_| An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E);

     (f)          |_| An employee benefit plan or endowment fund in
                      accordance with Rule 13d-1(b)(1)(ii)(F);

     (g)          |_| A parent holding company or control person in
                      accordance with Rule 13d-1(b)(1)(ii)(G);

     (h)          |_| A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

     (i)          |_| A church plan that is excluded from the definition of
                      an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

     (j)          |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 367626108                                            Page 5 of 8 Pages

Item 4.           Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)               Amount beneficially owned:

                           24,963,309 2

(b)               Percent of Class:

                           6.2% 2

(c)               Number of shares as to which such person has:

(i)               Sole power to vote or to direct the vote                     0

(ii)              Shared power to vote or to direct the vote        24,963,309 2

(iii)             Sole power to dispose or to direct the disposition of        0

(iv)              Shared power to dispose or to direct
                  the disposition of                                24,963,309 2


Item 5.           Ownership of Five Percent or Less of a Class.

                           Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           Except as otherwise disclosed in periodic public filings with the Securities and Exchange Commission, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           America Online, Inc. - CO

Item 8.           Identification and Classification of Members of the Group.

                           Not Applicable.

Item 9.           Notice of Dissolution of Group.

                           Not Applicable.

2 Calculated pursuant to Rule 13d-3(d). The percentage is based on the number of shares of Common Stock of Gateway outstanding on August 2, 2004 as reported in Gateway's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004. The 24,963,309 shares beneficially owned by the Reporting Persons include 2,725,026 shares of Common Stock and 22,238,283 shares of Common Stock, which is the maximum number of shares of Common Stock issuable upon the automatic conversion of 50,000 shares of Series A Preferred Stock (the "Series A Stock") on December 22, 2004 (the "Conversion Date"). The shares of Common Stock, Series A Stock and Series C Preferred Stock (the "Series C Stock") were acquired by America Online, Inc. ("AOL") pursuant to an Investment Agreement dated as of October 20, 1999, by and between Gateway and AOL, as amended on December 21, 2000, December 27, 2000, January 10, 2001 and November 29, 2001. The conversion of the Series A Stock is based on terms that provide for a minimum conversion price of $8.9935 and a maximum conversion price of $10.07, the result of which is that the shares of Common Stock issuable upon conversion may fluctuate prior to the Conversion Date, but will not exceed 22,238,283. The 24,963,309 shares of Common Stock do not include 5,938,947 shares of Common Stock issuable upon conversion of 50,000 shares of Series C Stock. Pursuant to the terms of the Series C Stock, AOL has the right to convert, at any time prior to December 20, 2020, all shares of its Series C Stock into 5,938,947 shares of Common Stock, subject to the requirement that the closing price of the Common Stock is at or above $33.676 per share for each of the five consecutive trading days preceding the date on which a conversion notice is received by Gateway. AOL also has the right to require Gateway to repurchase the Series C Stock on December 22, 2004, 2009 or 2014 for $4000 per share plus accrued and unpaid dividends. Gateway has the option to pay the purchase price in cash or by delivering shares of Common Stock.

CUSIP No. 367626108                                            Page 6 of 8 Pages


Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 367626108                                            Page 7 of 8 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 1, 2004
                                              Time Warner Inc.


                                              /s/ Wayne H. Pace
                                                   (Signature)

                                              Wayne H. Pace
                                              Executive Vice President and
                                              Chief Financial Officer
                                                    (Name/Title)



                                              America Online, Inc.


                                              /s/ Stephen M. Swad
                                                    (Signature)

                                              Stephen M. Swad
                                              Executive Vice President and
                                              Chief Financial Officer
                                                    (Name/Title)

CUSIP No. 367626108                                            Page 8 of 8 Pages


                                                                   EXHIBIT NO. 1

                             JOINT FILING AGREEMENT


         Time Warner Inc., a Delaware corporation, and America Online, Inc., a Delaware corporation, each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, that the Schedule 13G filed herewith, and any amendments thereto, relating to the shares of Common Stock, par value $0.01, of Gateway, Inc. is, and will be, jointly filed on behalf of each such person and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the date set forth below.

Dated:  November 1, 2004

                                           TIME WARNER INC.



                                           By:  /s/ Wayne H. Pace

                                           Name:    Wayne H. Pace
                                           Title:   Executive Vice President and
                                                    Chief Financial Officer



                                           AMERICA ONLINE, INC.



                                           By:  /s/ Stephen M. Swad

                                           Name:    Stephen M. Swad
                                           Title:   Executive Vice President and
                                                    Chief Financial Officer